AURORA®

ANNUAL INFORMATION FORM

Financial Year Ended June 30, 2020

September 24, 2020

ANNUAL INFORMATION FORM
In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries.
All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 24, 2020, unless otherwise stated.
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FORWARD-LOOKING STATEMENTS
This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;

•	the completion of construction of production facilities, associated costs and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	future strategic plans;

•	growth in the global consumer use cannabis market;

•	expectations regarding production capacity, costs and yields;

•	product sales expectations and corresponding forecasted increases in revenues; and

•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Annual Information Form and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Annual Information form except as otherwise required by applicable law.
GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Annual Information Form.
“ABCA” means Business Corporations Act (Alberta);
“ACE” means Aurora Cannabis Enterprises Inc. a wholly owned subsidiary and license-holder;
“ACMPR” means Access to Cannabis for Medical Purposes Regulations;
“AIF” or “Annual Information Form” means this annual information form of the Company dated September 24, 2020 for the year ended June 30, 2020;
“Anandia” means Anandia Laboratories Inc., a wholly owned subsidiary of the Company;
“Aurora” or the “Company” means Aurora Cannabis Inc.;
“Aurora Deutschland” means Aurora Deutschland GmbH (formerly Pedanios GmbH), a wholly owned subsidiary of the Company;
“Aurora Eau” means the production facility located in Lachute, Quebec, scheduled for closure;

“Aurora Mountain” means the Company’s production facility in Mountain View County near Cremona, Alberta, scheduled for closure;
“Aurora Nordic” means Aurora Nordic Cannabis A/S, an entity that the Company currently owns 51% of and has entered into an agreement to acquire the remaining 49% interest;
“Aurora Nordic 1” means Aurora’ Nordic’s 100,000 square foot production facility located in Odense, Denmark;
“Aurora Polaris” means the 300,000 square foot expansion at the Edmonton International Airport that is under construction;
“Aurora Prairie” means the Company’s production facility located in Saskatoon, Saskatchewan, scheduled for closure;
“Aurora Ridge” means the Company’s 55,000 square foot production facility located in in Markham, Ontario, scheduled for closure;
“Aurora River” means the Company’s 210,000 square foot indoor production facility located in Bradford, Ontario;
“Aurora Sky” means the Company’s production facility located in Nisku, Alberta, at the Edmonton International Airport;
“Aurora Sun” means the Company’s production facility that is partially constructed and construction of which is currently on pause, located in Medicine Hat, Alberta;
“Aurora USA” means Aurora USA Holdings Ltd., a company incorporated under the laws of Delaware, and the U.S. holding company that owns Reliva;
“Aurora Vie” means the Company’s 40,000 square foot production facility located in Pointe-Claire, Quebec, scheduled for closure;
“BCBCA” means the Business Corporations Act (British Columbia);
“Board” means the Board of Directors of the Company;
“Cannabis Act” means the Cannabis Act (S.C. 2018, c. 16), which came into effect on October 17, 2018, as amended on October 17, 2019, in respect of the regulation of the consumer use of cannabis nationwide in Canada;
“CanniMed” means CanniMed Therapeutics Inc., a former wholly owned subsidiary of the Company which amalgamated with ACE on July 1, 2020;
“CanvasRx” means CanvasRx Inc., a wholly owned subsidiary of the Company;
“CBD” means cannabidiol, an active ingredient and one of the primary cannabinoids derived from cannabis plants;
“Common Shares” means common shares in the capital of the Company;
“EU GMP” mean European Union Good Manufacturing Practice;
“FDA” means the Food and Drug Administration, the federal agency of the United States Department of Health and Human Services responsible for protecting and promoting public health through the control and supervision of, among other things, food safety, dietary supplements, prescription and over-the-counter pharmaceutical drugs and cosmetics;
“Form 51-102F4” means a Business Acquisition Report filed pursuant to a significant acquisition as required under Part 8 of NI 51-102;
“Health Canada” is the Canadian Ministry of Health for Canada having regulatory oversight over and administration of the Cannabis Act and, formerly, the ACMPR;
“Hempco” means Hempco Food and Fiber Inc., a wholly owned subsidiary of the Company;
“ICC” means ICC Labs Inc., a wholly owned subsidiary of the Company;
“KPMG” means KPMG LLP, the Company’s auditors;
“Licensed Producer” means an entity that holds all valid licenses in the jurisdiction it operates to cultivate cannabis;
“MedReleaf” means MedReleaf Corp., a former wholly owned subsidiary of the Company which amalgamated to form ACE on July 1, 2020;
“NI 51-102” means National Instrument 51-102;
“NI 52-110” means National Instrument 52-110;
“NYSE” means the New York Stock Exchange;
“Reliva” means Reliva, LLC, a wholly owned subsidiary of the Company;
“TSX” means the Toronto Stock Exchange;
“U.S.” or “United States” means United States of America;
“VWAP” means volume weighted average price; and
“Whistler” means Whistler Medical Marijuana Inc., a wholly owned subsidiary of the Company.
CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated under the BCBCA on December 21, 2006. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc.
The head office of Aurora is located at 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The registered office of Aurora is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.
The Common Shares are listed on the TSX and NYSE under the trading symbol “ACB” and on the Frankfurt Stock Exchange under the symbol “21P”. Aurora is a reporting issuer in all of the Provinces of Canada and is reporting in the U.S. under the Securities Act of 1933.
On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding Common Shares (the “Share Consolidation”), resulting in a reduction in the issued and outstanding Common Shares from 1,321,072,394 to 110,089,377. Common Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All Common Share and per share data presented in this AIF have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.
Intercorporate Relationships
As of the date of this AIF, the Company operates its businesses through the following material wholly owned subsidiaries:

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Aurora Cannabis Enterprises Inc., a holder of licenses under the Cannabis Act, which was formed under the Business Corporations Act (Alberta) on July 1, 2020 through the amalgamation of MedReleaf, CanniMed, CanniMed Ltd., Prairie Plant Systems Ltd. and the former Aurora Cannabis Enterprises Inc.

•	1769474 Alberta Ltd., a holding company and the entity that leases the lands for some of our production facilities, which was incorporated under the ABCA on August 20, 2013.

•	2105657 Alberta Inc., a holding company and the entity that is holding land for the construction for the Aurora Sun production facility, which was incorporated under the ABCA on March 15, 2018.

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Aurora Deutschland GmbH, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.

•	Whistler, a company incorporated under the BCBCA which holds the Whistler Facility and the Pemberton Facility, and which we acquired on March 1, 2019.

•	Reliva LLC, a Delaware corporation, which we acquired on May 28, 2020.
GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History
Developments during the Financial Year ended June 30, 2018
During 2018, the Company continued a period of rapid growth commenced in the prior year as the cannabis industry expanded during the period prior to the legalization of cannabis for retail use in Canada on October 17, 2018. This phase was marked by a number of acquisitions and equity financings as the Company sought to develop and expand its product offerings, obtain necessary cultivation and sales licenses, and expand its sales and distribution channels. Significant developments during 2018 are set out below.

Corporate development and financing
During 2018, the rapid growth of cannabis related companies in Canada and internationally presented opportunities for the Company to fund its strategic investment and corporate growth by accessing the capital markets. Significant financings and corporate developments undertaken during 2018 included:

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On July 24, 2017, the Company’s Common Shares commenced trading on the TSX after graduating from the TSX Venture Exchange. This marked the commencement of trading of the Company’s securities on a senior exchange for the first time and provided new finance opportunities to the Company.

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On November 2, 2017, the Company completed a public offering and a concurrent private placement of units, raising proceeds of $69 million and $6 million, respectively. Each unit consisted of one Common Share and one Common Share warrant exercisable at a price of $48.00 per Common Share for a period of three years.

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On November 28, 2017, the Company completed an offering of 9,583 special warrants exercisable into convertible debentures for gross proceeds of $115 million. On January 12, 2018, the special warrants were exercised into $115 million principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures was convertible into Common Shares at $78.00 per Common Share subject to a forced conversion if after four months and one day following closing, the VWAP of the Common Shares equals or exceeds $108.00 per Common Share for 10 consecutive trading days. On October 17, 2018, the Company announced that it had elected its right to convert all of the principal amount outstanding into Common Shares and the conversion was completed on November 16, 2018.

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On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures (the “March Debentures”) in the aggregate principal amount of $230 million. The March Debentures bear interest at 5% per annum, payable semi-annually and were convertible into Common Shares at a price of $156.60 per Common Share, subject to a forced conversion if the VWAP of the Common Shares exceeded $204.00 per Common Share for 10 consecutive trading days.

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On June 20, 2018, Aurora announced that it intended to distribute units consisting of shares and warrants of its subsidiary, Australis Capital Inc. (“ACI”), to shareholders of the Company by way of a return of capital. The spin-out of ACI happened in the form of a distribution of units of ACI to resident holders of Common Shares. The distribution was paid on the basis of one Unit for every 3 Common Shares outstanding as of August 24, 2018 on a post-share consolidation basis. Each Unit consisted of one common share of ACI (“Australis Share”) and one Australis Share purchase warrant.

Acquisitions and strategic investments

During fiscal 2018, the Company undertook a number of strategic investments and acquisitions, including:

•	On July 28, 2017, the Company received 14,285,714 units of Radient Technologies Inc. (“Radient”) pursuant to the mandatory conversion of debentures issued to the Company on February 13, 2017.

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On September 29, 2017, the Company acquired BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”), leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. Total aggregate consideration for the acquisition was $5.5 million. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed. At the time, these transactions were an important step in the Company’s strategy to serve the home gardening market in Canada for patients who choose to grow their own medical cannabis, and ultimately for adult consumers who choose to grow their own after the legalization of adult usage in Canada.

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On November 6, 2017, the Company and Radient finalized a Master Services Agreement pursuant to which Radient agreed to perform certain services for Aurora using its MapTM technology, as well as other technologies, as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts. Subsequently, on December 11, 2017, the Company exercised all of its 15,856,231 common share purchase warrants of Radient for a total cost of $5.8 million. The Company also subscribed for 4,541,889 units at $1.37 per unit in Radient’s private placement. As a result, the Company increased its ownership interest in Radient from 8.8% to 19.18% on an undiluted basis.

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On November 20, 2017, the Company announced that it would make an offer to purchase all of the outstanding shares of CanniMed Therapeutics Inc. CanniMed was an early provider of medical cannabis in Canada with production facilities in Saskatchewan. Aurora had purchased 700,600 CanniMed common shares in the market for $16.1 million. On March 15, 2018, Aurora acquired control of CanniMed with 87.2% interest in consideration for $131 million cash and 5,236,101 Aurora common shares with a fair value of $706.9 million. The Company was ultimately successful, completing the acquisition of the remaining issued and outstanding CanniMed shares with a final purchase on May 1, 2018. The Company acquired the remaining 12.8% interest in CanniMed in exchange for $14.3 million cash and 826,136 common shares with a fair value of $91.9 million. Pursuant to Part 8 of NI 51-102, this acquisition constituted a significant acquisition and the Company filed business acquisition report on Form 51-102F4, which is available on SEDAR.

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On December 11, 2017 and January 4, 2018, the Company acquired 7,200,000 shares and 3,194,033 shares of Cann Group Limited. (“Cann Group”), respectively, increasing the Company’s total ownership interest to approximately 22.9% at the time. As of the date of this AIF, the Company has a 12.29% ownership in Cann Group.

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On January 4, 2018, the Company signed a binding term sheet with Alfred Pedersen & Søn (“APS”) with respect to the formation of a Danish entity. Aurora Nordic was incorporated on February 12, 2018, with Aurora owning 51%. The Company subsequently entered into an agreement to acquire the remaining 49% interest, which is expected to close shortly. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of both dried flower and oils to the rest of Europe.

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In February 2018, Aurora made a strategic investment in Alcanna Inc. (“Alcanna”) by way of a non-brokered private placement. The Alcanna investment was structured in two phases, with an initial investment of $103.5 million for an approximate 19.9% ownership interest, with an option for Aurora to increase its ownership stake up to 40% through exercising warrants granted as part of the investment.

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On May 14, 2018, Aurora entered into an agreement with MedReleaf to acquire all the issued and outstanding common shares of MedReleaf in an-all share transaction. The acquisition was completed subsequent to the year end.

•	On June 6, 2018, the Company acquired a 19.99% interest in Capcium Inc., a privately-owned Montreal-based global leader in softgel manufacturing.

•	On June 12, 2018, the Company subscribed for 9,859,155 common shares of Choom Holdings Inc. (“Choom”) at $0.71 per share for a cost of $7 million representing an 8% ownership interest at the time.

International medical market opportunities

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In September 2017, the Company received its export permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Aurora Deutschland. On September 18, 2017, the Company shipped its first 50 kg of dried cannabis from Aurora Mountain, to Aurora Deutschland, with further ongoing shipments planned.

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In January 2018, Aurora Deutschland won a competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defense, which oversees medical cannabis productions and distribution in Italy. In March 2018, Aurora Deutschland delivered its first batch of medical cannabis to the Italian government.

Developments during the Financial Year ended June 30, 2019
During fiscal 2019, the Company continued its growth commenced in the prior years. This phase was marked by further acquisitions, strategic investments and expansion initiatives, as the Company continued to develop and expand its product offerings, sales and distribution channels and grow its market share. Significant developments during 2019 are set out below.

Strategic investments, acquisitions and partnerships

During fiscal 2019, the Company undertook a number of strategic investments and acquisitions, including:

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On July 25, 2018, Aurora completed the acquisition of all the issued and outstanding common shares of MedReleaf pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) for total consideration of $2.6 billion, comprised of 30,843,353 Common Shares at an exchange ratio of 0.2979 Common Shares and $75.4 million fair value of replaced share-based payments. Pursuant to Part 8 of NI 51-102, this acquisition constituted a significant acquisition and a Form 51-102F4 was filed.

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On August 8, 2018, Aurora acquired all of the issued and outstanding common shares of Anandia, a privately held and globally recognized leader in cannabis science, in an all share transaction. Pursuant to the terms of the arrangement agreement, Aurora issued 1,059,707 shares and 529,851 warrants for total consideration of $98.2 million, with an additional $10 million to be paid by way of the issuance of additional shares and warrants upon the achievement of future milestones. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed. Subsequently, on November 14, 2018 the Company appointed Jonathan Page, a co-founder of Anandia, as Chief Science Officer of the Company. This transaction has, among other things, enabled the Company to develop new, customized cultivars for specific applications, creating high-margin products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at its facilities. In April 2020, Anandia ceased serving external customers to devote all of its resources to the Company’s analytical testing needs.

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On November 5, 2018, the Company increased its investment in Choom by an additional $20 million through a convertible debenture maturing in four years and convertible into Common Shares: (i) at the option of Aurora, any time prior to the Maturity Date at a conversion price of $1.25 per Common Share, subject to a minimum conversion amount of $5 million, and (ii) at the option of Choom any time after the hold period has expired and the VWAP of Choom’s common shares on the Canadian Securities Exchange is $3.00 or more for a period of 10 consecutive trading days.

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On November 22, 2018, Aurora acquired all of the issued and outstanding common shares of ICC for total consideration of $262.9 million comprised of 2,658,722 Common Shares and $7.7 million fair value of replaced share-based payments issued to ICC shareholders. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

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On December 13, 2018, the Company invested $10 million by way of a brokered private placement in High Tide Inc., a privately held, Alberta-based, retail-focused cannabis and lifestyle accessories company. The Company received 10,000 senior unsecured convertible debentures priced at $1,000 per debenture, bearing an interest rate of 8.5% per annum, and convertible in aggregate to 13,333,333 common shares of High Tide Inc. at $0.75 per share.

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On March 1, 2019, the Company completed the acquisition of Whistler in an all-share transaction pursuant to the terms of an amalgamation agreement for total consideration of $158.1 million. On closing, the Company issued 1,121,736 Common Shares to Whistler shareholders, with two milestone payments in the amounts of $30 million and $10 million payable upon certain conditions being met. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed.

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On March 13, 2019, the Company appointed Nelson Peltz as a strategic advisor, through 280 Park ACI Holdings, LLC. In consideration for the services, the Company granted stock options to purchase 1,663,480 Common Shares at $124.08 per share.

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On April 16, 2019, the Company announced that it had entered into a binding letter agreement with Hempco with respect to the acquisition of all of the issued and outstanding common shares of Hempco not already owned by Aurora at an agreed price of $1.04 per Hempco Share and payable in Common Shares.

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On May 21, 2019, the Company entered into a global partnership with the Ultimate Fighting Championship intended to advance further clinical research on the relationship between 100% hemp-derived CBD products and athlete wellness and recovery, with a view to accelerating CBD product development and education. As the cannabis market did not grow as quickly as expected following legalization, and in line with the Company’s later focus on financial discipline and near-term profit pools (as detailed below under fiscal 2020), this partnership was mutually terminated, with the Company expected to make a one-time payment of US$30 million in Q1 2021.

Corporate development and financing
During 2019, the Company sought opportunities to fund its expansion and corporate growth by accessing the capital markets. Significant corporate development and financing activities undertaken in 2019 include the following:

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On September 4, 2018, the Company closed a $200 million debt facility with Bank of Montreal (the “Credit Facility”) consisting of a $150 million term loan and a $50 million revolving credit facility, both of which will mature in 2021. The Company had an option to upsize the Credit Facility to a total of $250 million, subject to the implementation of the Cannabis Act. The Credit Facility is primarily secured by the Company’s Canadian production facilities.

•	On September 18, 2018, Aurora completed the distribution to shareholders and the public listing of ACI.

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On October 23, 2018, the Company’s Common Shares commenced trading on the NYSE under the symbol “ACB”, providing the Company with access to a broad universe of investors, access to equity capital and trading liquidity.

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On January 24, 2019, the Company closed a private offering of convertible senior notes due in 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers’ over-allotment option). The notes are unsecured and will mature on February 28, 2024. The notes bear cash interest semi-annually at a rate of 5.5% per annum.

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On April 2, 2019, the Company filed a preliminary short form base shelf prospectus (“Shelf”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC in order to conduct “at-the-market” (“ATM”) offerings in the United States. The ATM offering was put in place to support the strength of the Company’s balance sheet and provide continued access to equity capital as the Company continued to align with the realities of the Canadian and international cannabis market .

International expansion
During 2019, the Company sought to expand its entry and access to international markets. Some highlights of the activities over 2019 are as follows:

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On October 25, 2018, the Company announced that the Polish Ministry of Health had granted Aurora Deutschland approval for its first shipment of medical cannabis to Poland, to be sent to a pain treatment center and a hospital in Warsaw.

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On December 6, 2018, the Company announced that Aurora Europe had been selected by the Luxembourg Health Ministry for the supply of medical cannabis to Luxembourg and an initial purchase order for approximately 20 kgs had been received. The Company received all required authorizations (import and export licenses) had commenced its first shipment of high-grade medical cannabis to Luxembourg’s Division de la Pharmacie et des Medicaments, representing the second time the Company received an order directly from a European government.

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On February 11, 2019, the Company announced it completed its first commercial export of cannabis oil to the United Kingdom (UK), making it one of the first Canadian companies to commercially supply cannabis-based medicines into the UK under the new legal framework that came into effect on November 1, 2018.

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On March 11, 2019, the Company announced that it had commenced the sale of cannabis oils to German pharmacies following receipt of all necessary approvals from the Canadian and German regulatory authorities.

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On April 5, 2019, the Company announced it was selected by the German Bundesinstitut für Arzneimittel und Medizinprodukte BfArM (Federal Institute for Drugs and Medical Devices) as one of three winners in the public tender to cultivate and distribute medical cannabis in Germany. The Company was awarded the maximum number of five of the 13 lots in the tender over a period of four years. The cannabis produced will be sold to the German government and supplied to wholesalers for distribution to pharmacies.
Licensing and Canadian market expansion
With the legalization of adult-use consumer Cannabis in Canada on October 17, 2018, the Company was focused on licensing and product development to ensure its growth within the Canadian market. Some highlights for 2019 are:

•	On July 5, 2018, Aurora entered into an agreement with the Alberta Gaming, Liquor & Cannabis Commission to supply cannabis products for the adult consumer use market in Alberta.

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On July 11, 2018, the Company entered an agreement with CannaRoyalty Corp. to purchase its exclusive Canadian license to use and commercialize pre-roll technology developed by Wagner Dimas Inc. for an aggregate consideration of $4.5 million in Common Shares.

•	On July 30, 2018, Aurora received a Dealer’s License from Health Canada under the Controlled Drugs and Substances Act for Aurora Mountain.

•	On August 21, 2018, the Company announced it entered into a supply agreement with the Ontario Cannabis Stores, a key market in the Company’s adult consumer use strategy.

•	On August 22, 2018, the Company received Health Canada authorization to produce cannabis softgel capsules at Aurora Vie and began production immediately in partnership with Capcium Inc.

•	On September 7, 2018, Aurora announced it had received a Health Canada production license for Aurora Eau and had received its oils production license for its Aurora River production facility.

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On September 18, 2018, the Company announced additional supply arrangements with a number of provinces across Canada to supply a broad range of Aurora and MedReleaf brand dried flower and higher margin products, such as pre-rolls, oils and capsules.

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On October 16, 2018, the Company announced it had received the necessary compliance verification from Health Canada to release for sale its innovative, high-potency, vape-ready CBD oil product line under the brand Aurora Cloud. At the time, Aurora Cloud was the only vape-ready CBD product legally available in Canada.

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On October 17, 2018, the Company announced that its Aurora Sky production facility had been granted a sales license by Health Canada. The Company also announced that it had received a sales license from Health Canada permitting the sale of cannabis softgel capsules produced at its Aurora Vie production facility.

•	On November 5, 2018, the Company announced the official opening of Aurora Eau.

•	On December 3, 2018, the Company announced that it had commenced shipments of cannabis softgel capsules for both the Canadian medical and adult-use markets.

•	On February 4, 2019, the Company announced that its extraction technology partner, Radient, had received its Standard Processing License from Health Canada.

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On February 12, 2019, the Company announced the construction of a 300,000 square foot expansion at the Edmonton International Airport adjacent to Aurora Sky, Aurora Polaris. Once completed, Aurora Polaris is intended to serve as the centre of excellence for the industrial-scale production of higher margin, value-added products, such as edibles. Aurora Polaris remains under construction, with the shell of the building and office and warehouse spaces fully complete.

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On February 25, 2019, the Company announced that both its Aurora Sky and Aurora River facilities were fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products.

Developments during the Financial Year ended June 30, 2020
During fiscal 2020, the Company focused on building the infrastructure and capabilities necessary for successful and diversified business to better align with the realities of the current cannabis industry. The Company worked to grow its market share in Canada and key international markets, including through its entry into the U.S market. Some key highlights for 2020 include:
Canadian and international expansion and market share

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On July 15, 2019, the Company announced it received Health Canada licenses for outdoor cultivation at two Canadian sites. The new sites in Quebec and British Columbia will be used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production.

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On July 18, 2019, the Company announced it had been selected as the only winner of the Italian government's public tender to supply medical cannabis in Italy. The supply contract was finalized on September 18, 2019. The tender saw Aurora selected as the sole winner of three lots to supply the Italian market, which is one of the most strictly regulated medical cannabis markets in the world. Aurora will supply a minimum of 400 kg of medical cannabis over the two-year contract with the cannabis coming from its Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland. The cannabis will be sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.

•	On August 19, 2019, the Company completed the acquisition of all of the remaining outstanding shares of Hempco.

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On November 27, 2019, the Company announced the grand opening of its flagship retail store in West Edmonton Mall in Edmonton, Alberta. At approximately 11,000 square feet, the store offers visitors a safe, age-gated retail experience in compliance with all relevant federal and provincial regulations.

•
On December 2, 2019, the Company announced that one of its oil products had been approved for use under Ireland’s new Medical Cannabis Access Programme. Aurora’s High CBD Oil Drops received approval from the Irish authorities and have been added to a regulatory schedule by the Irish Minister of Health enabling importation, prescribing and supply under the scheme and is to date, one of only two products to gain such authorization.

•
On February 3, 2020, the Company announced that Aurora River received EU GMP certification and it had received all necessary approvals from local regulators in Germany for sales of its medical cannabis products, following a temporary sales suspension on certain products in December 2019.

•
On May 20, 2020, the Company announced it had entered into an agreement to strategically enter the United States through the acquisition of Reliva. The acquisition closed on May 28, 2020 for total consideration of US$38.6 million comprised of 2,480,810 Common Shares at a price of US$15.34 and $0.5 million fair value of contingent consideration. The transaction also included a potential earn-out of up to a maximum of US$45 million payable in Common Shares, cash or a combination thereof, over the next two years contingent upon Reliva achieving certain financial targets. Pursuant to Part 8 of NI 51-102, this acquisition did not constitute a significant acquisition and Form 51-102F4 was not required to be filed. This acquisition marked the Company’s entry into the U.S. hemp-derived CBD market. Reliva is a leader in delivering high quality hemp-derived CBD products to consumers. Built on a philosophy of compliance, testing, product innovation and approachable price points Reliva has grown to become one of the largest retail CBD brands in the U.S. Reliva's products contain CBD derived from industrial hemp in compliance with the U.S. Agriculture Improvement Act of 2018 (2018 Farm Bill), and its products are not subject to the U.S. Controlled Substances Act.

Corporate re-set, cost rationalization and alignment with current market and industry realities
As the legal cannabis industry continued to evolve in fiscal 2020, the Company sought to better align to current conditions to ensure its future success. Several initiatives were undertaken from both a financial and corporate perspective to put the Company in a better position as it drove towards maturing within the industry, highlights of which are as follows:

•
On August 15, 2019, the Company announced that it had secured commitments from an expanded syndicate of lenders to amend and upsize its existing Credit Facility to $360 million (the “Amended and Restated Credit Facility”). The Amended and Restated Credit Facility consists of an additional $160 million allocated between both term loans and a revolving credit facility, both of which will mature in August 2021. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement. Closing of the Amended and Restated Credit Facility was announced on September 9, 2019.

•
On November 14, 2019, the Company announced it had provided notice to all holders (the “Debentureholders”) of the March Debentures of an opportunity to voluntarily convert at an amended early conversion ratio, equal to $1,000 principal amount of March Debentures divided by a 6% discount to 5-day VWAP of the Common Shares (the “Amended Early Conversion Ratio”). All Debentureholders would be able to convert their March Debentures at the Amended Early Conversion Ratio during the period commencing on November 18, 2019 and ending on November 20, 2019. On November 25, 2019, the Company announced it received notice from Debentureholders representing approximately $227 million principal (or approximately 99%) to voluntarily convert into Common Shares at a price of $39.4044 resulting in the issuance of an aggregate of 5,761,260 Common Shares, in accordance with the Amended Early Conversion Ratio.

•	On December 20, 2019, Cam Battley stepped down as Chief Corporate Officer of the Company.

•
On February 6, 2020, the Company announced the retirement of Terry Booth, the Company’s founder and Chief Executive Officer. As part of his succession plan, Terry would become a Senior Strategic Advisor and remain on the Board of Directors, with Michael Singer replacing him as Interim Chief Executive Officer. The Company also appointed Michael Detlefsen and Lance Friedmann as new independent directors. Concurrent with these updates, the Company announced a business transformation plan intended to rationalize the cost structure and balance sheet going forward, which included the elimination of close to 500 full-time equivalent staff across the company, including approximately 25% of corporate positions. Additionally, management announced the restructuring of spending plans on information technology projects, sales and marketing initiatives, travel & entertainment, professional services, and other non-revenue generating third-party costs which do not provide an immediate impact on revenue.

•
On March 25, 2020, the Company executed an amendment to the Amended and Restated Credit Facility with Bank of Montreal. The amendment eliminated the $96.5 million non-revolving facility (Facility D) as the funds were initially earmarked for the construction of Aurora Sun which has since been deferred, utilized the $45.0 million restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C, and amended our financial covenant ratios.

•
On April 13, 2020, the Company announced its intention to consolidate its Common Shares on a 12 to 1 basis to restore compliance with the NYSE’s continued listing standards, and to provide access to a broad universe of investors, access to equity capital and trading liquidity. The consolidation became effective on May 11, 2020 on both the TSX and NYSE.

•
On June 3, 2020, the Company and Alcanna jointly announced that they had entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 9,200,000 common shares of Alcanna (“Alcanna Shares”) held by Aurora (the “Offered Shares”) at a price of $3.00 per Offered Share and offer them to the public by way of short form prospectus for total gross proceeds to Aurora of approximately $27.6 million. The sale closed on June 24, 2020 and as a result, the Company no longer holds any Alcanna Shares or warrants to purchase Alcanna Shares.

•	On June 16, 2020, the Company announced that co-founder Steve Dobler would be retiring from his roles as President and Director of the Company effective June 30, 2020.

•
On June 23, 2020, the Company provided further updates on its business transformation plan previously announced on February 6, 2020, which included a material reduction in both corporate and production level employees and third-party consulting and professional spending across the organization. The corporate headcount rationalization was undertaken at all levels of the Company, including a restructuring of the executive leadership team and the recently announced retirement of President Steve Dobler. The Company also initiated a plan to close operations at five facilities over the next two quarters in order to focus production and manufacturing at the Company’s larger scale and highly efficient sites. The affected facilities are the smaller scale facilities, Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie and Aurora Eau. The Company expects that part of the Aurora Vie production facility in Quebec will remain operational to allow for the manufacturing of certain higher margin products. The Company intends to consolidate Canadian production and manufacturing at Aurora Sky, Aurora River (EU-GMP certified), Whistler Pemberton, and Polaris.

•	On June 26, 2020, co-founder Terry Booth retired from his position as a Director of the Company.
Developments subsequent to the Financial Year ended June 30, 2020
Following fiscal 2020 and to the date of this AIF, the Company has continued to work towards maturing into a profitable business by executing on its corporate re-set goals and ensuring financial stability. Some highlights to date are:

•
On July 6, 2020, the Company appointed Miguel Martin, President of Aurora USA and head of Reliva, as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Miguel was subsequently appointed Chief Executive Officer on September 8, 2020, replacing Michael Singer who held that position on an interim basis from February 6, 2020. Miguel has deep, diverse experience in consumer-packaged goods, highly regulated industries and the U.S. cannabinoid industry and is well-positioned to execute the next phase of Aurora’s business transformation, with a focus on commercial strategy.

•
On September 8, 2020, the Company announced it had reached an agreement with its syndicate of banks regarding amendments to its Credit Facility, to provide additional flexibility during the Company’s business transformation plan, and announced the termination of the partnership with UFC, as earlier described, in consideration of a one-time payment of US$30 million.

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DESCRIPTION OF THE BUSINESS
General

Aurora is a Canadian-headquartered cannabis company focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•
Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs.

•	Research and innovation in plant genetics, cultivation, consumer insights, and product development.

•	A broad and growing portfolio of successful brands that align to the needs of consumers and patients in segments from discount to ultra-premium.

•	Global leadership in consumer and medical markets that have significant and near-term profit potential.

•	A transformed cost structure that provides a path to near-term, sustainable, and growing positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•
Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a market position in both countries;

•
Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established a top-three market position in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•
Global hemp-derived CBD market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Corporate Strategy

The global cannabis industry is a rapidly developing business opportunity that offers the potential to positively and significantly impact the lives of millions of people worldwide. Aurora’s strategy is squarely focused on establishing a strong leadership position in three distinct, rapidly growing markets that the Company currently operates in today: medical cannabis, consumer cannabis, and hemp-derived CBD.
This growth strategy is built upon a foundation supported by Aurora’s unique competitive advantages:
Cultivation
Aurora’s state-of-the-art production facility, Aurora Sky, in Edmonton Alberta, is a purpose-built, completely contained, and environmentally controlled agriculture grow facility. Aurora Sky produces high-quality cannabis at scale, leveraging significant automation and precision environmental control to produce reliable, high-yield crops at low costs. These factors are critically important in the development of a strong global reputation with consumers and patients.
Leading Brand Portfolio
Aurora believes that it has a highly valuable portfolio of brands that resonate with both patients and consumers in their respective markets. Within the medical segment, CanniMed, MedReleaf, Aurora and WMMC represent Aurora’s medical brand portfolio. Within the consumer segment, Whistler Cannabis Co., San Rafael ’71, Woodstock, AltaVie, Aurora Drift, and Daily Special represent a brand portfolio touching numerous consumer segments and different quality and pricing tiers. This architecture allows Aurora’s brands to appeal to the greatest number of cannabis consumers with high quality cannabis products.

Medical Commitment
Aurora is committed to providing patients worldwide with access to consistent and effective medical cannabis products. A growing number of progressive countries around the world have established legal medical-cannabis programs, of which Canada has the most sophisticated market, and Aurora is the Canadian market leader in the medical category as measured by registered patients. Aurora has more than 85,000 medical patients in Canada and has developed a strong presence in Europe. Servicing the needs of patients in select countries remains a strong near-term international opportunity for Aurora.
Science and Intellectual Property
Aurora is focused on developing and commercializing intellectual property in product innovation, plant genetics, and cultivation science areas. The focus on the development of cannabis breeding and genetics drives production efficiencies, yield enhancements and the creation of disease-resistant strains. Leveraging the Company’s strong R&D platform, Aurora’s product development team has introduced new, innovative products under the current strict Canadian regulatory framework and is continuing to develop next generation products that will be in demand for both the medical and consumer markets.
U.S. Market Strategy

The United States represents the largest cannabis and hemp-derived CBD market globally. As such Aurora has established an operating footprint in the U.S. through the acquisition of Reliva. Aurora expects hemp-derived CBD as an ingredient infused into a number of consumer products, both topicals (i.e.: creams, balms, and lotions) and ingestibles (e.g., tincture, gummies, gum, mints, and drink mixes) to be a significant long-term growth opportunity for the Company. Reliva is an agile, consumer focused hemp-derived CBD branding company, and represents Aurora’s growth engine in the United States.

Aurora believes that hemp-derived CBD will likely be a regulated product similar to tobacco and alcohol. Similar to companies who distribute other regulated products, Aurora believes companies with strong culture of regulatory adherence, compliance and testing will be advantaged in the long-run as the hemp-derived CBD category evolves. The Company believes that Reliva meets or exceeds all of these attributes for success. We continue to evaluate opportunities to further grow our presence in the U.S. market and we are committed to only engage in activities which are permissible under both state and federal laws.
Production Facilities and Licenses
Our cannabis products are currently primarily cultivated and manufactured in the following licensed production facilities.

FACILITY	LOCATION	SIZE	ESTIMATED ANNUAL CAPACITY	STATUS	LICENSE
					Cultivation	Sale	EU GMP
Aurora Sky	Edmonton, AB	800,000 ft2	>100,000 kg/year	Facility in full operation	●	●
Aurora River	Bradford, ON	210,000 ft2	28,000 kg/year	Facility in full operation	●	●	●
Aurora Nordic 1	Odense, Denmark	100,000 ft2	10,000 kg/year	Facility in full operation. EU GMP Certification pending	●	●	●
Whistler Pemberton	Pemberton, BC	62,000 ft2	4,500 kg/year	Facility in full operation	●	●
Estimated annual production capacity is based on the Company’s experience in growing cannabis and data available concerning the wide variety of strains under growing conditions maintained at its facilities. The material assumptions on which the actual or expected annual kilograms harvested is determined include, but are not limited to:

•	the number of cultivation rooms in the facility;

•	the planned (or actual) number of plants each cultivation room is built to contain;

•	the average per gram yield per plant based on Aurora’s historical averages for the strain and growing conditions;

•	the number of harvests (turns) planned (or realized) per year; and

•	licensing from the relevant governmental authority to operate at the stated capacity.

About our Primary Production Facilities

Aurora Sky
Aurora Sky is located at the Edmonton International Airport. Construction was substantially completed in January 2019 and the facility is now operating at full capacity. On February 25, 2019, the Company announced that Aurora Sky was fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products. With a total footprint exceeding 800,000 square feet, Aurora Sky can produce more than 100,000 kgs of cannabis per year.

Aurora River
Through the acquisition of MedReleaf, the Company acquired a 210,000 square foot indoor cultivation facility in Bradford, Ontario. Aurora River is built to EU GMP specifications and includes areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices. Aurora River received its oils production license in September 2018. The Company expects a production capacity of up to 28,000 kg of cannabis per year.

Aurora Nordic 1
In order to accelerate time to market, Aurora Nordic has completed retrofitting Aurora Nordic 1, an existing 100,000 square feet greenhouse. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of dried flower and oils to the rest of Europe. Once fully licensed, the facility is expected to produce approximately up to 10,000 kgs of cannabis per year.

Whistler Pemberton
Through the acquisition of Whistler, the Company acquired the Whistler Pemberton Facility, an existing partially licensed, purpose-built, state-of-the-art facility that has been constructed in compliance with EU GMP standards. The facility is now fully licensed and in full production, with a capacity of 4,500 kg/year.

Suspension of Construction at Aurora Sun and Aurora Nordic 2

On November 14, 2019, Aurora announced the suspension of construction at its Aurora Sun and Aurora Nordic 2 facilities, to cut costs and streamline operations.

The Company began construction at Aurora Sun in June 2018. It was initially anticipated that this facility would measure 1.2 million square feet, being readily expandable to 1.6 million square feet. This facility is partially constructed and the remaining construction is on pause, with completion subject to market demand. The Company has applied for licensing for part of the facility, which we expect to receive in due course.

Aurora Nordic 2 or “Aurora Nordic Sky” was intended to be a 1 million square foot fully automated cannabis production facility located in Odense, Denmark. This facility is partially constructed, and the remaining construction is on pause, with completion subject to market demand.

Closure of Certain Canadian Production Sites

On June 23, 2020, we announced the planned closure of certain Canadian production sites to further extract efficiencies from the business and streamline operations. The affected facilities are the smaller scale facilities, Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie and Aurora Eau. The Company expects that part of the Aurora Vie production facility in Quebec will remain operational to allow for the manufacturing of certain higher margin products. The Company intends to consolidate Canadian production and manufacturing at Aurora Sky, Aurora River (EU-GMP certified), Whistler Pemberton, and Polaris. Closure of certain facilities has commenced; however the timing is fluid and remains subject to a number of operational and logistical factors.
Research and Analytical Testing Facilities
In addition to our production facilities, we have the following facilities which are used for research activities and analytical testing:

FACILITY	LOCATION	SIZE	STATUS	LICENSE (Research)
Aurora Coast	Comox, BC	22,500 ft2	Operating research facility	●
Anandia UBC	Vancouver, BC	3,000 ft2	Operating research facility	●
Anandia GNW	Vancouver, BC	12,700 ft2	Licensed analytical testing facility. Research licensing underway	● (Analytical testing)
Anandia Toronto	Toronto, ON	2,700 ft2	Licensed analytical facility	● (Analytical testing)
Storage and Security
The Cannabis Act prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis. All facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no material outstanding inspection issues with Health Canada.
Cannabis Products

Aurora’s principal market is patients and consumers who use cannabis in Canada and other international jurisdictions. The Company is authorized to cultivate and sell dried cannabis, cannabis oils, capsules, edible cannabis and cannabis extracts pursuant to the requirements of the Cannabis Act. The Company’s cannabis products can be ingested in a variety of ways, including smoking, vaporizing, and consumption in the form of oil, capsules, edibles and extracts.

Aurora is known around the globe for research-driven innovation at scale. In addition to a wide selection of dried flower, oils, and softgels, Aurora was one of the first Licensed Producers to the Canadian medical cannabis market with a wide range of Cannabis 2.0 products including edibles, vapes, and concentrates. As a longstanding supporter of Canadian veterans, Aurora drives veteran access to medical cannabis through strong prescriber/clinic relationships, robust veteran support programs, and ongoing advocacy work.

Through the acquisition of CanniMed, MedReleaf and Whistler, the Company also acquired their highly respected portfolios and proprietary property.

The CanniMed brand portfolio includes a number of dried milled strains, cannabis oils, capsules, and topicals kits for medical patients. CanniMed’s 1:20 Oil has been used in clinical trials studying symptom management in treatment-resistant childhood epilepsies.

The MedReleaf brand portfolio includes dried cannabis varieties, strain specific cannabis oils, capsules, and concentrates. In 2013, MedReleaf entered into a strategic alliance with Tikun Olam Ltd. whereby MedReleaf obtained an exclusive license to offer premium, research-backed varieties of cannabis and leverage access to extensive patient data that Tikun Olam Ltd. had gathered for over a decade.

Founded in 2013, Whistler was the first Canadian Licensed Producer to obtain organic certification and sell a full suite of organic-certified cannabis products. Whistler has commercialized more than 30 flower varieties and strain-specific oil products from an extensive genetics bank of over 150 strains.

Effective July 1, 2020, CanniMed, MedReleaf and the former Aurora Cannabis Enterprises Inc. amalgamated to form ACE. Amalgamating this group of medical Licensed Producers has provided our patients access to multiple Aurora group brands from a centralized Aurora medical site, improving the patient experience and service model.

In addition to the above, the Company offers products under the following brands:

Whistler Cannabis Co. is Canada’s first organic certified brand. Our Whistler cannabis is farmed in living soil, by people with a passion for cultivation. Our premium products are crafted with care so you can enjoy an authentic high-quality cannabis experience.

San Rafael ‘71 is an award-winning brand that is dedicated to harvesting the best-in-class premium cannabis with innovative, high-THC & terpene rich strains & formats that stay true to classic cannabis culture.

Aurora Drift offers a diverse range of strains, innovative formats, edibles and cannabinoid formulas for all occasions, so current and new consumers can enjoy cannabis their way.
Daily Special is a no-frills brand that is focused on providing the best value across multiple formats for price-conscious consumers seeking reliable & high potency cannabis.
Alta Vie is a brand for wellness-minded individuals, searching for physical, mental and emotional enrichment. Our AltaVie products are milder in THC & higher in CBD.

Woodstock takes its name from the 1969 festival known to be one of the most important events in music history. Almost 50 years later, Woodstock is a line of cannabis products for the thriving music and festival lover.

Product Innovation
The Company continues to evolve its product lines to meet the needs of medical patients, existing consumers, and new consumers alike, with a number of new products planned for the market. New product launches will focus on key patient and consumer needs and white space opportunities.
The Company has a variety of new, differentiated cannabis products at various stages of development. R&D and consumer research resources are being prioritized in key growth and margin accretive derivative segments of the cannabis market. The Company remains focused on delivering innovative products that are patient and consumer focused.

Strategic Pillars:

•	expanding and accelerating a portfolio of differentiated vape products

•	pre-roll expansion into premium brands

•	consumer-focused cultivars expansion

•	entry into the concentrates category
Upcoming Launches
The Company will be launching a new wave of consumer products in fiscal Q2. San Rafael ’71, a leading consumer brand, will be entering into the concentrates space with live resin, which is a premium, potent, and popular product in the illicit market and the US. Additional concentrate formats are planned for the balance of the fiscal year. Further, the Company will accelerate growth in the vape category with the launch of a portfolio of high potency, strain specific Daily Special vape products. The Company will continue to leverage its portfolio of brands and prioritize initiatives that are accretive to the business and deliver a positive consumer experience.
Revenue in Reportable Segments and Gross Sales

The Company’s reportable segments for purposes of IFRS are: (i) cannabis; and (ii) horizontally integrated businesses. The following table sets out the cannabis revenue for each category of products within the cannabis segment that accounted for 15% or more of the total consolidated revenue of the Company for the applicable financial year derived from sales to entities in which Aurora maintains an investment accounted for by the equity method and/or sales to customers.

Source	Year ended June 30, 2020 ($ thousands)	Year ended June 30, 2019 ($ thousands)
Net revenue from dried flower	189,543	183,026
Net revenue from extracts	71,038	42,440
Cannabis net revenue	260,581	225,466
Patient Counseling and Outreach Services

Aurora provides patient counseling and outreach services through our subsidiary CanvasRx. CanvasRx helps patients learn how to safely and effectively use medical cannabis, how to select a strain from the hundreds available in Canada and register with their choice of Licensed Producer. CanvasRx currently has 12 physical locations in Alberta and Ontario.

CanvasRx plays an important role in supporting the medical cannabis segment domestically and internationally through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. CanvasRx increases Aurora’s presence in the medical cannabis sector, provides Aurora with access to valuable aggregate data on patient use of medical cannabis, as well as the ability to jointly develop new services for patients, and tailor its product line to offer an industry-leading and demand-matching selection of products and strains tailored to the needs of patients.

Distribution Methods

The Company distributes cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing the medical and consumer markets in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning 98% of the Canadian population and are operating in other locations worldwide.

The Company’s registered patients can order products directly from Aurora through our online shop or by phoning our client care center. In May 2016, we became the first Licensed Producer to offer same-day delivery of medical cannabis when we launched this service in the Calgary, Edmonton metropolitan areas, which we now also offer in Greater Toronto Area. Medical cannabis is, and will continue to be, delivered by secured courier or other methods permitted by the Cannabis Act.

The Company has a supply agreement in place with Shoppers Drug Mart, which currently sells Aurora, CanniMed and MedReleaf products through their e-commerce website. In addition, we have agreements in place with PharmaSave (in collaboration with CanvasRX) and PharmaChoice, which allow them to provide patient support and to refer patients into the Aurora network until such time as they can distribute medical cannabis through their pharmacists across Canada.

The Company has agreements with provincial regulators to supply cannabis for the Canadian adult-use consumer market. Under the terms of these agreements, Aurora supplies the provinces with a wide variety of premium product from its facilities. Supply quantities are determined based on demand on an ongoing basis.

Through a combination of strategic investments, domestic production, and supply agreements, the Company is positioned to access a growing number of key international markets. With the EU GMP certification of certain of our facilities, we are one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing us to sell into the most restrictive and promising markets in Europe. On September 11, 2020, Aurora Nordic received EU GMP certification which allows for the export of dried flower and oils, allowing distribution from the Aurora Nordic 1 facility to Germany, which will allow us to transition the supply of product destined for the EU markets from Canadian facilities to Nordic. This transition should take up to 18 months to complete.

Research and Development

In addition to the production and sale of cannabis and cannabis products the Company is also focused on research and development activities (R&D), which are organized into the following main areas:

Plant science:	Breeding and genetics of new cultivars, tissue culture, cultivar commercialization and intellectual property, analysis of chemistry and quality for sales and marketing
Analytical science:	Quality control testing, development of new assays, support for new product formats, R&D analysis

Plant Science
In fiscal 2020, Aurora Coast received its Health Canada research license and is now fully operational. This facility will lead Aurora’s plant R&D efforts to deliver improved genetics for our production facilities, including better yields, resistance to plant diseases and improved chemical profiles.
In addition, the Company planted a research trial of outdoor suitable genotypes at our licensed facility, Aurora Valley (Westwold, British Columbia). Auto-flowering plants (photoperiod insensitive) are a key development required for successful outdoor cannabis production in Canada.
The company’s plant science team continues to work to protect intellectual property for its key cultivars using “plant breeders’ rights”.
Analytical Science
The Company’s wholly owned subsidiary, Anandia, continues to provide standardized quality control testing to the Aurora quality assurance and production teams and has supported product development, R&D and commercial programs through routine and custom testing solutions.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, the cultivation and growing of cannabis, consumer packaged goods, product development, strategy, science and analytical testing, international regulated products and legal and regulatory compliance.

The Company is dedicated to ensuring regulatory compliance in all aspects of the business with the end goal of consumer and patient satisfaction. There is a high level of quality assurance and testing protocols in place within the Company, including a system that provides additional certainty regarding the purity and safety of the cannabis it produces and sells. Therefore, the Company must employ skilled personnel within these areas. Experience in cannabis or other regulated industries assists the Company in remaining in compliance with applicable laws and regulations.

Specialized skills and knowledge are important to the Company’s success as it continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our goals.
Protection of Intellectual Property

To protect its intellectual property (“IP”), the Company defines the competitive value of its intangible assets and seek to secure enforceable protection (including patents, trademark registrations, and plant variety protection registrations). Currently, the Company owns trademark applications and registrations for its brands and product names in Canada and internationally and also has international rights to over 100 patents and patent applications in technical areas including:

•	Extraction & Production Systems & Methods

•	Genetics & Biosynthesis

•	Horticultural Methods & Apparatus

•	Medical & Recreational Products

•	Plant Variety Protection

The Company monitors and responds to emerging infringement and competition threats, relying on its protected IP assets. To safeguard the confidentiality of its inventions, trade secrets, technical know-how, and proprietary information, the Company maintains physical and electronic security over its risk sensitive intangible assets. Confidentiality is essential to the Company’s relationships with business partners, collaborators, employees and consultants. The Company is mindful of the different types of IP and understand how its IP assets can be used to protect and leverage product development efforts to achieve key business goals.

Industry Overview

Regulatory Framework of Medical and Consumer Cannabis in Canada under the Cannabis Act

On October 17, 2018, the Cannabis Act and Regulations came into effect, which were subsequently amended on October 17, 2019. The Cannabis Act and Regulations legalize, strictly regulate, and restrict access to cannabis (medical and adult-use) within Canada.

The Cannabis Regulations established six classes of licenses: cultivation, processing, analytical testing, sales for medical purposes, research, and cannabis drug licenses.

The Cannabis Regulations have also created sub-classes for cultivation licenses (standard cultivation, micro cultivation, and nursery) and processing licenses (standard processing and micro-processing). Different license types carry different rules and requirements that are intended to be proportionate to the public health and safety risks posed by each license category and/or sub-class. Producers holding production and sale licenses under the ACMPR have been transitioned to coordinating licenses under the Cannabis Act. Licenses issued pursuant to the Cannabis Regulations are valid for a period of up to five years. The Cannabis Regulations permit cultivation license-holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities at the location set out in the license.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health, must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister of Health.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system, the purpose of which is to track cannabis throughout the supply chain to help prevent diversion of cannabis into and out of the illicit market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the “CTLS”). License-holders are required to use the CTLS to submit monthly reports to the Minister pursuant to the Cannabis Tracking System Order, SOR/2019-202.

Cannabis Products

As of October 17, 2018, the Cannabis Act and Regulations permitted the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds by authorized license holders.

On October 17, 2019, the sale of edible cannabis, cannabis extracts and cannabis topicals were added as classes of cannabis that are permitted to be sold through medical and adult-use consumer channels. The previous class, cannabis oil, was given a one-year transitionary period to allow for existing cannabis licencees to transition their current products to the amended regulations. Edible cannabis, cannabis extracts and cannabis topicals each have varying restrictions on maximum concentration of THC per immediate container and per dose, ingredient limitations, and additional manufacturing and good production practices requirements.

Packaging and Labelling

The Cannabis Regulations require plain packaging for cannabis products, including strict requirements for logos, colours and branding, and further require mandatory health warnings, a standardized cannabis symbol and specific product information.
Promotion

The Cannabis Act and Regulations outline several prohibitions that can potentially apply to anyone who may be involved in the promotion of cannabis, cannabis accessories and services related to cannabis, or related activities. These prohibitions are intended to protect public health and safety, including by protecting the health of young persons by restricting their access to cannabis, and young persons and others from inducements to use cannabis.
Cannabis for Medical Purposes

The Cannabis Regulations set out the regulatory framework for medical cannabis following legalization, which remains substantively consistent with the previous legislation. Some adjustments have been made to align with rules for non-medical consumer use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and sales can only be made by an entity that holds a license to sell under the Cannabis Regulations to patients who: (a) have a medical document authorizing the use of medical cannabis and (b) have registered with the licensed entity. Patients must obtain a medical document from their health care provider and then register as a patient with a holder of a license for sale for medical purposes, with the registration in each case valid for a maximum of one year. The client can then order from the licensed seller online or via telephone and the cannabis will be shipped directly to the client. The Federal government intends to review the medical cannabis system five years from the date of legalization to determine whether to implement any further changes to the regulatory framework.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Per Health Canada’s Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act governs the production of cannabis for consumer purposes and related matters by the federal government, the Cannabis Act has authorized the provinces and territories of Canada to regulate other aspects of consumer cannabis, such as sale and distribution, minimum age requirements, and places where cannabis can be consumed

The government of each Canadian province and territory has in place regulatory regimes for the distribution and sale of cannabis for consumer purposes within those jurisdictions. The following chart outlines the current basic regulatory regime in each province and territory:

Province/Territory	Legal Age	Where it’s Legal to Purchase:	Public Possession Limit
Alberta	18	Private licensed stores or government-operated online store	30 grams
British Columbia	19	Government-operated stores or online, or private licensed stores	30 grams
Manitoba	19	Private licensed stores or online	30 grams
New Brunswick	19	Government-operated stores or online	30 grams
Newfoundland and Labrador	19	Private licensed stores or government-operated online store	30 grams
Northwest Territories	19	Government-operated stores or online	30 grams
Nova Scotia	19	Government-operated stores or online	30 grams
Nunavut	19	Government-operated online store or by phone	30 grams
Ontario	19	Private licensed stores or government-operated online store	30 grams
Prince Edward Island	19	Government-operated stores or online	30 grams
Quebec	21	Government-operated stores or online	30 grams
Saskatchewan	19	Private licensed stores or online	30 grams
Yukon	19	Government-operated stores or online	30 grams

Status of Regulatory Framework in the United States

Aurora does not currently have any direct or indirect cannabis investments in the United States, where cannabis remains federally illegal. We will only participate in federally permissible activities, despite cannabis being legal in certain individual states.

The United States represents the largest cannabis and hemp-derived CBD market globally and, as such, Aurora is committed to establishing a substantial operating footprint in the U.S. On May 28, 2020, we strategically entered the U.S. hemp-derived CBD market through the acquisition of Reliva. As part of any further U.S. market strategy, we must consider the Company’s stakeholders and how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engaging in activities which are permissible under both state and federal laws.

International Opportunities

In addition to Canadian domestic operations, as market demand grows, we continue to pursue international opportunities, including opportunities to export our medical cannabis products to other countries and opportunities to create international alliances with local partners to apply for cultivation licenses in other countries.
Germany
The Company acquired Aurora Deutschland in May 2017. Aurora Deutschland holds all relevant licenses and permits and has been importing, exporting, and distributing cannabis for medical purposes into and within the European Union since December 2015. Aurora Deutschland distributes to more than 1,500 German pharmacies and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands.
Other than Canada, Germany currently represents the largest single federally legal medical cannabis market in the world and is experiencing a significant shortage of supply. Of note, Germany is the first country in the world to cover the cost of medical cannabis for any therapeutic application approved by a physician through its national health insurance system. The market for medical cannabis in Germany is expected to grow at a moderate pace for the foreseeable future and Aurora believes it is well positioned to participate in this market growth. Germany represents a market with higher average selling prices per gram of dried cannabis relative to Canadian medical and Canadian recreational average selling prices and exhibits very good gross margins relative to Aurora’s Canadian business. As such, ensuring availability of suitable cannabis for the German market is a priority and is underpinned by Aurora Nordic 1 cultivation capacity. In addition, Aurora has committed to completing a small domestic cultivation facility in Germany and is evaluating options with respect to the timing and construction of this facility.

Denmark

The Company currently owns 51% of Aurora Nordic and has entered into an agreement to acquire the remaining 49% interest, which is expected to close shortly. Aurora Nordic has completed retrofitting Aurora Nordic 1, an existing 100,000 square feet greenhouse. Once fully licensed, the facility is expected to produce approximately up to 10,000 kgs of cannabis per year. On September 11, 2020, Aurora Nordic received EU GMP certification, allowing for the distribution of dried flower and oils from the Aurora Nordic 1 facility to Aurora Deutschland. Final licensing at the facility is underway. German import permits are expected to be received prior to the end of the calendar year 2020 and, once received, Aurora expects to immediately commence shipments from Aurora Nordic 1 to Aurora Deutschland. The Company anticipates that the Aurora Nordic 1 facility will be the main production facility to serve the European market in the future. The ability to export product out of Aurora Nordic 1 will allow for greater efficiency, lower transportation costs and better ability to respond to local market patient preferences as compared to exporting from Aurora’s Canadian production facilities.

Poland

In October 2018, the Polish Ministry of Health granted the Company approval for its first shipment of medical cannabis to Poland, with the shipment made by Aurora Deutschland to a pain treatment center and a hospital in Warsaw. This made Aurora the first Licensed Producer to receive a cannabis import permit from the Polish Ministry of Health. The Company continues to import modest volumes into Poland but believes that the Polish medical market will continue to represent an attractive near-term growth opportunity for supply out of Aurora Nordic.

Employees

As of June 30, 2020, the Company had approximately 2,731 employees (2019 - 2,779 employees). As of September 22, 2020, the Company has approximately 2,380 employees.
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RISK FACTORS
Our business, operations and outlook are subject to certain risks described below:

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.

As our business continues to grow, any expansion to or update of our current operating sites, or the introduction of new sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations, and guidelines may cause material adverse effects on our business, financial condition and operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

Some companies may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.

In addition, there are currently hundreds of applications for licensed producer’s status being processed by Health Canada. The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through increased production, economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination of, such contracts may adversely impact our business, financial condition and operations.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
The Company is required to comply with the covenants in its Credit Facility and convertible senior notes due February 28, 2024, including the payment of interest and debt services covenants pursuant to the Credit Facility. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money, or acquire or dispose of assets and conduct other corporate activity, and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the past, the Company has negotiated amendments to its Credit Facility to ensure that its debt service covenants are not triggered. If the Company cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under the Credit Facility in the future or under any other debt instrument it s party to, management may seek a waiver and/or amendment to the Credit Facility or other applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If the Company defaults under the Credit Facility or other debt instruments and the default is not waived by the lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, the Company cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the Credit Facility or other applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perceptions of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

The Company may be subject to potential conflicts of interest as some of its officers and directors may be engaged in a range of other business activities. The Company’s executive officers and directors are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

The Company may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Future expansion efforts may not be successful.

There is no guarantee that the Company’s current expansion strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our expansion strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency’s denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on the Corporation’s business, operations or profitability.

Our business may be affected by political and economic instability.

We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and operations.

We may become party to litigation, mediation, and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the United States and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

Our operations are subject to various environmental and employee health and safety regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

Cyber-attacks could result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of the Company’s subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in the Company’s results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the same industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry, business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations in the costs of vital production inputs, materials and services;

•	changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.
Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•
a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2020. ICFR are designed to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

The Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the United States could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.

Our business may be subject to disruptions as a result of the COVID‐19 pandemic.

We are closely monitoring the rapid evolution of COVID‐19 with a focus on the jurisdictions in which the Company and its subsidiaries operate. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID‐19, and continually assess and mitigate the risks to our business operations. We have taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. The Company continues to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations. As at the date of this AIF, the production and sale of cannabis has been recognized as an essential service across Canada and Europe. Consumer cannabis sales in Canada are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open in Canada subject to adhering to the required social distancing measures. All of our facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international governmental authorities to ensure that we are following the required protocols and guidelines related to COVID‐19 within each region. Although there have not been any significant impacts to our operations to date, we cannot provide assurance that there will not be disruptions to its operations in the future.

Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised.

On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products.

CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.
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DIVIDENDS AND DISTRIBUTIONS
Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents.
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DESCRIPTION OF CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each.

Common Shares
Each Common Share carries the right to attend and vote at all general meetings of shareholders.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Class A Shares
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.
Class B Shares
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.
As of September 22, 2020, there were 121,528,720 Common Shares issued and outstanding and 176,925,354 on a fully-diluted basis. No Class A Shares or Class B Shares are issued or outstanding.
As of September 22, 2020, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants (1)	1,078,747	77.36	83,446,796
Stock Options	5,324,821	88.74	472,516,532
Convertible Debentures	47,737,650	US 7.23	459,195,000
Restricted Share Units (“RSUs”) (2)	810,669	—	—
Performance Share Units (“PSUs”) (2)(3)	419,442	—	—
Deferred Share Units (“DSUs”) (2)	25,305	—	—
Notes:

(1)
Details of warrants outstanding: (i) 473,713 common share purchase warrants exercisable at a price of $48.00 until November 2, 2020; (ii) 53 common share purchase warrants exercisable at a price of $36.00 until November 2, 2020; (iii) 514,486 common share purchase warrants exercisable at a price of $112.46 until August 9, 2023; (iv) 13,706 common share purchase warrants exercisable at a price of $116.09 until August 22, 2024; (v) and 76,789 common share purchase warrants exercisable at a price of $16.36 until May 29, 2025.

(2)	RSUs, PSUs and DSUs do not have an exercise price and no cash proceeds are required upon release of the units.

(3)	Subject to shareholder approval at the annual general and special meeting to be held on November 12, 2020.
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MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares have been listed on the TSX under the trading symbol “ACB” since July 24, 2017. The following tables set forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	TSX Price Range		Total Volume
	High	Low
July 2019	123.12	94.80	5,639,183
August 2019	114.12	86.04	7,876,835
September 2019	102.84	66.88	9,404,151
October 2019	74.28	55.08	12,114,312
November 2019	61.80	33.84	21,814,914
December 2019	43.32	29.40	14,691,776
January 2020	36.24	23.52	17,038,165
February 2020	35.04	21.36	13,482,771
March 2020	22.80	10.44	21,282,474
April 2020	15.60	11.04	13,017,486
May 2020	26.79	7.50	75,656,069
June 2020	21.30	16.20	44,275,334

Prior Sales
During the year ended June 30, 2020, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
Stock Options
July 2, 2019	Stock Options	16,666	$123.12
July 3, 2019	Stock Options	20,833	$119.88
July 4, 2019	Stock Options	6,666	$120.00
July 8, 2019	Stock Options	9,166	$118.32
July 12, 2019	Stock Options	2,500	$112.44
July 16, 2019	Stock Options	8,333	$109.56
July 19, 2019	Stock Options	5,000	$108.60
July 29, 2019	Stock Options	8,333	$101.28
August 7, 2019	Stock Options	3,333	$108.60
August 28, 2019	Stock Options	6,667	$88.80
September 10, 2019	Stock Options	352,490	$94.92
September 13, 2019	Stock Options	5,309	$93.00
September 18, 2019	Stock Options	2,253	$83.88
September 19, 2019	Stock Options	880	$84.24
September 24, 2019	Stock Options	972	$80.64
September 27, 2019	Stock Options	3,086	$75.84
September 30, 2019	Stock Options	350	$73.44
October 1, 2019	Stock Options	4,144	$69.84
October 3, 2019	Stock Options	2,331	$66.72
October 8, 2019	Stock Options	118	$66.00
October 9, 2019	Stock Options	150	$66.24
October 21, 2019	Stock Options	4,446	$57.72
October 24, 2019	Stock Options	1,414	$57.84
November 1, 2019	Stock Options	1,217	$56.64
November 6, 2019	Stock Options	8,333	$59.16
November 7, 2019	Stock Options	2,066	$59.04
November 8, 2019	Stock Options	11,667	$56.52
November 14, 2019	Stock Options	1,770	$56.28
November 21, 2019	Stock Options	1,064	$42.00
November 25, 2019	Stock Options	1,068	$42.96
November 28, 2019	Stock Options	4,550	$40.32
December 5, 2019	Stock Options	1,220	$39.12
December 9, 2019	Stock Options	14,167	$38.52
December 16, 2019	Stock Options	4,083	$41.64
January 10, 2020	Stock Options	1,380	$27.24
January 17, 2020	Stock Options	913	$33.48
February 3, 2020	Stock Options	1,539	$30.00
February 10, 2020	Stock Options	16,807	$56.52
February 10, 2020	Stock Options	23,558	$24.96

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
February 20, 2020	Stock Options	1,345	$27.12
February 29, 2020	Stock Options	14,776	$21.72
March 23, 2020	Stock Options	2,706	$12.60
March 26, 2020	Stock Options	1,190	$12.72
April 6, 2020	Stock Options	898	$13.56
May 12, 2020	Stock Options	980	$10.45
May 25, 2020	Stock Options	593,695	$22.48
May 31, 2020	Stock Options	17,048	$19.27
June 10, 2020	Stock Options	328	$19.80
June 16, 2020	Stock Options	16,666	$17.94
June 24, 2020	Stock Options	666	$18.40
Warrants
August 22, 2019	Warrants	13,706	$116.09
May 29, 2020	Warrants	76,789	$16.36
RSU and DSUs
September 10, 2019	RSUs	43,600	$94.92
September 10, 2019	DSUs	2,765	$94.92
October 15, 2019	RSUs	446	$58.32
October 21, 2019	RSUs	911	$57.72
November 28, 2019	RSUs	848	$40.32
December 9, 2019	RSUs	4,167	$38.52
December 16, 2019	RSUs	842	$41.64
January 17, 2020	RSUs	161	$33.48
February 10, 2020	RSUs	3,578	$56.52
February 10, 2020	RSUs	197,974	$24.96
February 29, 2020	DSUs	4,834	$21.72
April 6, 2020	RSUs	100	$13.56
May 12, 2020	RSUs	232	$10.45
May 31, 2020	DSUs	5,448	$19.27
June 30, 2020	DSUs	736	$17.82
Notes:

(1)
Excluded from the stock options issued above are 21,656 Common Shares issuable upon the exercise of Hempco stock options assumed from the Hempco acquisition on August 19, 2019. The Hempco stock options have a weighted average exercise price of $146.06.

_____________________________________________________________________________________

ESCROWED SECURITIES
The following table includes the balance of escrowed securities as at June 30, 2020:

Designation of Class	Number of Securities held in Escrow (1)	Percentage of Class (2)
Common Shares	50,283	0.04%
Options	Nil	Nil
Warrants	Nil	Nil
Notes:

(1)
Pursuant to an escrow agreement dated November 30, 2017, 239,911 Common Shares were deposited into escrow with respect to the acquisition of H2 Biopharma Inc. The escrowed Common Shares were to be released upon achievement of certain milestones relating to the completion of construction of a production facility and receipt of relevant licenses to cultivate and sell medical cannabis. As of the date of this AIF, all applicable milestones have been achieved and the applicable quantities of Common Shares have been released. The balance of Common Shares held in escrow are pending cancellation.

(2)	Based on 115,228,811 Common Shares issued and outstanding as at June 30, 2020.
_____________________________________________________________________________________
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name and Province or State and Country of Residence	Position with Aurora	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Miguel Martin Virginia, USA	Chief Executive Officer and Director	July 2020
Chief Commercial Officer of Aurora; President of Aurora USA since May 28, 2020 and head of Reliva LLC since November 2018; former President/General Manager of Logic Technology Development LLC from August 2013 to January 2018.

Michael Singer Quebec, Canada	Executive Chairman	May 2016
Executive Chairman of Aurora; CPA, CGA, Consultant and Entrepreneur; Previously was independent Director and Chairman of the Board from May 2016 until February 2019; CFO of Clementia Pharmaceuticals Inc. from May 2015 until July 2018; CFO of Bedrocan Cannabis Corp. from May 2014 to June 2015.

Ron Funk (2) (3) (4) (5) Ontario, Canada	Lead Independent Director	July 2018	Owner of Funk Consulting (May 2009 to present).
Norma Beauchamp(3) (4) Ontario, Canada	Independent Director	July 2018	Director of Aurora; Self-employed public company director; past President and CEO, Cystic Fibrosis Canada.

Name and Province or State and Country of Residence	Position with Aurora	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Margaret Shan Atkins(2) (3) Florida, USA	Independent Director	February 2019
Director of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; Self-employed public company director (May 2003 to present); Owner of Chetrum Capital LLC (2002 to February 2018).

Adam Szweras(3) (4) Ontario, Canada	Independent Director	August 2015	Director of Aurora; Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006; and Chairman of Foundation Markets Inc. since December 2005.
Michael Detlefsen (2) (5) Ontario, Canada	Independent Director	February 2020	Managing Director of Pomegranate Capital Advisors (2016 to present); former Managing Director at Muir Detlefsen & Associates (2007 to 2016).
Lance Friedmann (2) (5) Illinois, USA	Independent Director	February 2020	Retired (2015 to present); Independent public company director.
Glen Ibbott British Columbia, Canada	Chief Financial Officer	May 2017
Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017; Vice President of Finance of Nordion Inc. August 2010 to Dec 2014.

Allan Cleiren Alberta, Canada	Chief Operating Officer	May 2017
Chief Operating Officer of Aurora; Chartered Professional Accountant (CPA, CA); COO of Jardine Lloyd Thompson Canada Inc. from June 2016 to June 2017; Executive Vice-President of Universal Rail Systems Inc., from April 2012 to February 2016.

Jillian Swainson Alberta, Canada	Chief Legal Officer and Corporate Secretary	February 2018	Chief Legal Officer and Corporate Secretary of Aurora; Senior VP and General Counsel (January 2018 to February 2019); former Partner at Brownlee LLP.
Jonathan Page British Columbia, Canada	Chief Science Officer	November 2018	Chief Science Officer of Aurora; CEO at Anandia Laboratories (January 2014 to October 2018).
Debra Wilson Alberta, Canada	Executive Vice-President, Human Resources	June 2017
Executive Vice-President, Human Resources and former Chief Human Resources Officer of Aurora; Vice President, Human Resources of Aurora, June 2017 to August 2018; Instructor at Northern Alberta Institute of Technology, August 2016 to July 2017; Director of HR of Universal Rail from October 2013 to March 2016; VP of HR & OD of Alberta Pensions Services from January 2011 to October 2016.

Darryl Vleeming Alberta, Canada	Executive Vice-President, Information Services	October 2017	Executive Vice-President, Information Services and former Chief Information Officer of Aurora; Chief Information Officer at Capital Power (August 2006 to September 2017).

Name and Province or State and Country of Residence	Position with Aurora	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Andre Jerome Quebec, Canada	Executive Vice-President, Global Business Development	November 2019
Executive Vice-President, Integrations; former Chief Integrations Officer of Aurora from November 2019 to June 2020; former SVP Integrations from February 2018 to November 2019; CEO of H2 Biopharma Inc. from September 2014 to February 2018.

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.

(2)	Member of the Audit Committee

(3)	Member of the Human Resources and Compensation Committee

(4)	Member of the Nominating and Corporate Governance Committee

(5)	Member of the Science and Innovation Committee
As of the date of the AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 108,000 Common Shares, representing approximately 0.09% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mahdia was subject to the cease trade order prior to Adam joining the Board, and he resigned as a director on May 28, 2018.
Adam Szweras was appointed as a director of Harborside Inc. (“Harborside”) on May 30, 2019. On June 9, 2020, the Ontario Securities Commission (the “OSC”) granted Harborside a management cease trade order in respect of the delayed filing of its audited annual financial statements and corresponding management's discussion and analysis for the year ended Dec. 31, 2019 due to the continued impact of COVID-19. In addition, the OSC issued a temporary cease trade order in connection with Harborside's previously announced proposed refiling of certain historical financial statements for the fiscal years ended Dec. 31, 2017 and 2018, and the interim periods ended March 31, 2019, June 30, 2019, and Sept. 30, 2019, and any corresponding management's discussion and analyses due primarily to changes in the application of accounting treatments related to certain transactions by its reverse takeover acquirer, FLRish Inc. The annual filings and restated 2017 and 2018 financial statements were filed, and the cease trade was revoked effective August 31, 2020.
No director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Conflicts of Interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.
_____________________________________________________________________________________
LEGAL PROCEEDINGS
During the financial year ended June 30, 2020, the Company has been a party to (or any of its property is subject to) the following legal proceedings outside of the ordinary course of the Company’s business:

•
On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaint(s) alleges, inter alia, that the Company and certain of its officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A lead plaintiff has been appointed and an amended complaint was filed and served on September 21, 2020. We dispute the allegations in the complaints and intend to vigorously defend against the claims.

•
The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products, including Aurora Sativa Drops, lot number 1102019000120 were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. This matter is ongoing, and an amended statement of claim was filed on July 20, 2020. The Company disputes the allegations and intend to vigorously defend against the claims.

•
A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18,000,000 in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

•
On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intend to vigorously defend against the claims.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.
_____________________________________________________________________________________
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2020, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company.
_____________________________________________________________________________________
TRANSFER AGENT AND REGISTRARS
The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
_____________________________________________________________________________________
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the 12-month period ended June 30, 2020 which are material, or entered into before the 12-month period ended June 30, 2020, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations, are the following:

•	the Master Services Agreement with Radient;

•	the acquisition of Anandia on August 8, 2018;

•	the Arrangement Agreement with MedReleaf on July 25, 2018; and

•	The Credit Facility with Bank of Montreal, as amended.
_____________________________________________________________________________________
INTEREST OF EXPERTS
Name of Experts
The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:
KPMG LLP, the Company’s independent auditors, has prepared an independent audit report dated September 24, 2020 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2020 and 2019.
Interests of Experts
KPMG LLP, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Chartered Professional Accountants of British Columbia.
_____________________________________________________________________________________

AUDIT COMMITTEE
The Company’s audit committee has various responsibilities as set forth in NI 52-110 made under securities legislation, concerning constitution of its audit committee and its relationship with its independent auditor and among such responsibilities being a requirement that the audit committee establish a written charter that sets out its responsibilities.
Composition of the Audit Committee
At the present time, the Company’s Audit Committee is composed of the following members:

Member	Independent/Not Independent (1)	Financially Literate/ Not Financially Literate (2)	Relevant Education and Experience
Margaret Shan Atkins (Chair)	Independent	Financially Literate
Margaret Shan is a chartered public accountant in Canada, a certified public accountant in the United States and holds an MBA from Harvard Business School and a Bachelor of Commerce (with honours) through Queens University. She is considered a “Financial Expert” as defined by the SEC and has acted as an independent director and as chair of the audit committee for a number of public companies.

Ron Funk	Independent	Financially Literate
Ron holds an MBA from Kellogg-Schulich and has been providing consulting services since 2009. He previously served on the Board of MedReleaf prior to its acquisition by the Company, where he served as a member of its audit committee.

Michael Detlefsen	Independent	Financially Literate
Michael holds a Bachelor of Commerce (with honours) from Queen’s University and a Master’s in Public Policy from Harvard Kennedy School, and is considered a “Financial Expert” as defined by the SEC. He has served on audit committees of several public and private companies and is a private equity investor in multiple businesses, requiring extensive financial and accounting knowledge.

Lance Friedmann	Independent	Financially Literate
Lance holds a BA in Economics from Stanford University and an MBA from Harvard Business School, and has 40 years’ experience in business, with continuous exposure to financial data throughout his career.

Notes:

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Charter
A copy of the charter of the audit committee is available as Schedule “A” to this AIF.
Audit Committee Oversight
The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG for the fiscal year ended June 30, 2020.
Reliance on Certain Exemptions
At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the audit committee charter.
External Auditor Service Fees (By Category)
The Audit Committee has reviewed the nature and amount of the audit services provided by KPMG to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor during the financial years ended June 30, 2020 and June 30, 2019 are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2020	2,856,480	231,120	255,010	—
2019	1,395,500 (5)	279,341 (5)	967,352	—
Notes

(1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters.

(2)
“Audit-Related Fees” includes fees for assurance related services that have not been reflected under (1). This includes, but is not limited to, services in connection with registration statements such as due diligence procedures or issuance of comfort letters and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” includes fees for tax compliance, tax planning, tax structuring and tax advice.

(4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

(5)	Fees related to prospectus and related assistance to underwriters of $260,000 were moved from Audit Fees to Audit Related Fees.
_____________________________________________________________________________________

ADDITIONAL INFORMATION
Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.
Additional financial information is provided in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2020 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website (https://investor.auroramj.com/investor-info/financial-reports/).

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Purpose
The primary purpose of the Audit Committee (“the Committee”) of the Board of Directors (“the Board”) of Aurora Cannabis Inc. (“Aurora” or “the Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to:

(i)	The integrity of the Company’s financial statements;

(ii)	The Company’s compliance with legal and regulatory requirements;

(iii)	The independent auditor’s qualifications and independence;

(iv)	The performance of the Company’s internal audit function and independent auditor; and

(v)	Treasury matters, including debt and equity financing decisions and the maintenance of adequate liquidity.
The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams.
Composition
The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements.
Term of Office
The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a Director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.
Chair
The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed.
Meetings and Minutes
The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each Director of the Company.

Quorum
A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum.
Duties and Responsibilities
The Audit Committee is appointed by the Board of Directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

Interaction with the Independent Auditor:

(a)
Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval authority delegated to the Chair of the Committee under policies established by the Committee. Any services pre-approved by the Chair must be ratified by the full Committee at its next regularly scheduled meeting.

(b)	Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing:

(i)	The auditing firm’s internal quality-control procedures;

(ii)
Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and

(iii)	All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence.

Annual Financial Statements and Annual Audit

(c)	Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response.

(d)
Annual Report on Form 20-F Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)
Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements.

Quarterly Financial Statements

(f)
Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(g)
Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the first three quarters of each fiscal year, as permitted by statute.

Other Duties and Responsibilities

(h)
Enterprise Risk and Assurance. The Enterprise Risk and Assurance (“ERA”) function provides management and the Audit Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. ERA will report functionally to the Audit Committee and administratively to the Chief Financial Officer. Oversight responsibilities of the Committee include:

(i)	Implementation. The Committee must assist with Board oversight of the design and implementation of the ERA function.

(ii)	Risk Assessment and Risk Management. The Committee must discuss the Company’s policies with respect to risk assessment and risk management.

(iii)
Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, any significant revisions thereto, as well as receive communication from the function’s leadership at least annually, confirming the scope, mandate, and independence of the ERA function.

(iv)
Annual Risk-Based Audit and Advisory Plan. The Committee must annually approve the annual Risk-Based Audit and Advisory Plan and associated budget, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate changes in circumstances and any ad-hoc Committee or management requests.

(v)
Quarterly Reporting. The Committee must receive quarterly communications from the function’s leadership on performance relative to the Risk-Based Audit and Advisory Plan, results of planned projects, the ERM Framework, and other matters.

(vi)
Function Performance. The Committee must annually assess the effectiveness of the ERA function, provide input into the performance appraisal process for the Senior Director, Enterprise Risk and Assurance and approve any decisions regarding the appointment and removal of the Senior Director, Enterprise Risk and Assurance.

(i)	Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

(j)	Oversight of Treasury Functions. The Committee must provide oversight of liquidity and broader balance sheet management by the Company, including debt and equity financing decisions.

(k)	Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor.

(l)
Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

(m)	Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

(n)	Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.
Pre-Approval of Non-Audit Services
The Audit Committee may delegate to the Chair the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.
The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.
External Advisors
The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.
External Auditors
The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)
review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and reflects any significant areas of focus that the Audit Committee deems important;

(e)
before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by Chartered Professional Accountants Canada (CPA Canada);

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)	resolve any disagreements between management and the external auditors regarding financial reporting;

(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)	receive from the external auditor’s timely reports of:

(i)	any and all critical accounting policies and key audit matters;

(ii)
any alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors, together with rationale; and

(iii)	any other material written communications between the external auditors and management.
Legal Compliance
On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.
Complaints
Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.
To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.
Review and Disclosure
The Committee will annually review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval.
The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.
Last presented for review and approval to, and so approved by the Board of Directors on June 8, 2020.